UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Elite Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

28659T200

(CUSIP Number)

Ashok G. Nigalaye

227-15 North Conduit Avenue

Laurelton, NY 11413

718-276-8600

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 28659T200

(1)	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Epic Investments, LLC (90-0486059)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)☐
(B)☒
(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

WC
(5)	Check if Disclosure Of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

☐
(6)	Citizenship or Place of Organization

Delaware

	(7)	Sole Voting Power

		0
Number of Shares	(8)	Shared Voting Power
Beneficially
Owned by Each		0
Reporting Person	(9)	Sole Dispositive Power
With
		0
	(10)	Shared Dispositive Power

		0

(11)	Aggregate Amount Beneficially Owned By Each Reporting Person

0
(12)	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)

☐
(13)	Percent of Class Represented by Amount in Row (11)

0.00%
(14)	Type of Reporting Person (See Instructions)

00

2

SCHEDULE 13D

CUSIP No. 28659T200

(1)	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Epic Pharma, LLC (32-0254130)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)☐
(B)☒
(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

WC
(5)	Check if Disclosure Of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

☐
(6)	Citizenship or Place of Organization

Delaware

	(7)	Sole Voting Power

		0
Number of Shares	(8)	Shared Voting Power
Beneficially
Owned by Each		0
Reporting Person	(9)	Sole Dispositive Power
With
		0
	(10)	Shared Dispositive Power

		0

(11)	Aggregate Amount Beneficially Owned By Each Reporting Person

0
(12)	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)

☐
(13)	Percent of Class Represented by Amount in Row (11)

0.00%
(14)	Type of Reporting Person (See Instructions)

00

3

SCHEDULE 13D

CUSIP No. 28659T200

(1)	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Ashok G. Nigalaye
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)☐
(B)☒
(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

WC
(5)	Check if Disclosure Of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

☐
(6)	Citizenship or Place of Organization

United States

	(7)	Sole Voting Power

		40,494,165
Number of Shares	(8)	Shared Voting Power
Beneficially
Owned by Each
Reporting Person	(9)	Sole Dispositive Power
With
		40,494,165
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned By Each Reporting Person

40,494,165
(12)	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)

☐
(13)	Percent of Class Represented by Amount in Row (11)

5.77%
(14)	Type of Reporting Person (See Instructions)

IN

4

SCHEDULE 13D

CUSIP No. 28659T200

(1)	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Jeenarine Narine
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)☐
(B)☒
(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

WC
(5)	Check if Disclosure Of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

☐
(6)	Citizenship or Place of Organization

United States

	(7)	Sole Voting Power

		24,665,536
Number of Shares	(8)	Shared Voting Power
Beneficially
Owned by Each
Reporting Person	(9)	Sole Dispositive Power
With
		24,665,536
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned By Each Reporting Person

24,665,536
(12)	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)

☐
(13)	Percent of Class Represented by Amount in Row (11)

3.58%
(14)	Type of Reporting Person (See Instructions)

IN

5

SCHEDULE 13D

CUSIP No. 28659T200

(1)	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Ram Potti
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(A)☐
(B)☒
(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

WC
(5)	Check if Disclosure Of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

☐
(6)	Citizenship or Place of Organization

United States

	(7)	Sole Voting Power

		11,594,073
Number of Shares	(8)	Shared Voting Power
Beneficially
Owned by Each
Reporting Person	(9)	Sole Dispositive Power
With
		11,594,073
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned By Each Reporting Person

11,594,073
(12)	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)

☐
(13)	Percent of Class Represented by Amount in Row (11)

1.69%
(14)	Type of Reporting Person (See Instructions)

IN

1 As of the date of this filing, the Reporting Persons are no longer a group.

6

EXPLANATORY NOTE

This Schedule 13D/A is being filed as an amendment (“Amendment No. 2” ) to the statement on Schedule 13D filed with the Securities and Exchange Commission (“SEC” ) on behalf of Epic Investments, LLC, Epic Pharma, LLC, Ashok G. Nigalaye, Jeenarine Narine and Ram Potti (the “Reporting Persons”), with respect to the common stock (“Common Stock”) of Elite Pharmaceuticals, Inc. (the “Issuer” ) on June 12, 2009 (the “Schedule 13D” ), pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, to amend and supplement certain information set forth below in the items indicated. Only those items that are amended or supplemented are reported herein. All capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. This Amendment No. 2 includes information as of December 31, 2015.

As of the date of the filing of this Amendment No. 2, neither Epic Investments, LLC, Epic Pharma, LLC, Jeenarine Narine nor Ram Potti have beneficial ownership of more than 5% of the Common Stock. Epic Investments, LLC and the group that existed at the date of filing of the Schedule 13D no longer exist.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended to add the follows:

Pursuant to the Strategic Alliance Agreement, between October 2009 and September 2012, the Purchaser used additional internal cash $2,750,000, to purchase an additional 2,750 shares of Series E Preferred Stock. In addition, as part of anti-dilution provisions and milestone payments, 51,151,340 shares of Common Stock and Warrants to purchase up to an aggregate of 84,000,000 shares of Common Stock were issued.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended to add the following:

Notwithstanding the foregoing, the Initial Strategic Alliance Agreement between Epic Investments LLC and Elite Pharmaceuticals, Inc expired on June 4, 2012. Ram Potti resigned as a member of the board of directors on December 31, 2012 and Ashok G. Nigalaye resigned as a member of the board of directors on June 5, 2015.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is restated in its entirety as follows:

(a)	and (b) The calculations of the percentages in this Statement are based on the following:

(i)	For Epic Investments, LLC and Epic Pharma, LLC, a total of 684,756,279 shares of Common Stock outstanding as of December 31, 2015.

(ii)	For Ashok G. Nigalaye, a total of 701,816,611 shares of Common Stock outstanding as of December 31, 2015 (consisting of (i) 23,433,833 total issued and outstanding shares of Common Stock as disclosed by the Issuer to the Reporting Persons, plus (ii) 17,060,332 total shares of Common Stock into which the warrants held by him are exercisable).

(iii)	For Jeenarine Narine, a total of 688,666,811 shares of Common Stock outstanding as of December 31, 2015 (consisting of (i) 13,819,018 total issued and outstanding shares of Common Stock as disclosed by the Issuer to the Reporting Persons, plus (ii) 10,846,518 total shares of Common Stock into which the warrants held by him are exercisable).

(iv)	For Ram Potti, a total of 692,130,338 shares of Common Stock outstanding as of December 31, 2015 (consisting of (i) 4,220,017 total issued and outstanding shares of Common Stock as disclosed by the Issuer to the Reporting Persons, plus (ii) 7,374,059 total shares of Common Stock into which the warrants held by him are exercisable).

With respect to the amount of Common Stock beneficially owned by each Reporting Person, the nature of such beneficial ownership and the related percentages of the class of Common Stock, the information contained in each of the cover pages, and in Items 1 through 14 thereon, is incorporated by reference herein.

The aggregate number and percentage of the class of securities that are beneficially owned by the Reporting Persons, or that the Reporting Persons may be deemed to beneficially own pursuant to Rule 13d-3 of the Act, are as follows:

Epic Investments, LLC and Epic Pharma, LLC do not beneficially own any shares of Common Stock as of December 31, 2015.

Ashok G. Nigalaye beneficially owns 40,494,165 shares of Common Stock, including 17,060,332 shares of Common Stock issuable upon exercise of warrants. This represents 5.77% of the Common Stock as of December 31, 2015, assuming exercise of all of his warrants. Dr. Nigalaye expressly disclaims beneficial ownership of the shares of Common Stock and warrants of the Issuer owned by the other Reporting Persons.

Jeenarine Narine beneficially owns 24,665,536 shares of Common Stock, including 10,846,518 shares of Common Stock issuable upon exercise of warrants. This represents 3.58% of the Common Stock as of December 31, 2015, assuming exercise of all of his warrants. Mr. Narine expressly disclaims beneficial ownership of the shares of capital stock and warrants of the Issuer owned by the other Reporting Persons.

Ram Potti beneficially owns 4,220,017 shares of Common Stock, including 7,374,059 shares of Common Stock issuable upon exercise of warrants. This represents 1.69% of the Common Stock as of December 31, 2015, assuming exercise of all of his warrants. Mr. Potti expressly disclaims beneficial ownership of the shares of capital stock and warrants of the Issuer owned by the other Reporting Persons.

(c)  Except as set forth below, no transactions in the Common Stock were effected during the past sixty days:

Entity	Transaction Date	Type of Security	Acquired/ Disposed	Number of Shares	Cost	Description
Epic Investments, LLC	12/31/2015	Common Stock	Disposed	(3,000,000)	$0.00	pro-rata distribution
Ashok G. Nigalaye	12/31/2015	Common Stock	Disposed	(8,775,066)	$0.00	gift
Ashok G. Nigalaye	12/31/2015	Common Stock	Acquired	600,000	$0.00	pro-rate distribution
Jeenarine Narine	12/31/2015	Common Stock	Disposed	(6,000,000)	$0.00	gift
Jeenarine Narine	12/31/2015	Warrants	Disposed	(6,000,000)	$0.00	gift
Jeenarine Narine	12/31/2015	Common Stock	Acquired	1,400,000	$0.00	pro-rata distribution
Ram Potti	12/31/2015	Common Stock	Acquired	200,000	$0.00	pro-rata distribution

(d)       Except as set forth in this Schedule 13D, which is incorporated herein by reference, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock or Series E Preferred Stock held by the Reporting Persons.

(e)       Epic Investments, LLC, Epic Pharma, LLC, and Ram Potti ceased to be beneficial owners of more than 5% of the Common Stock on April 23, 2015. Jeenarine Narine ceased to be the beneficial owner of more than 5% of the Common Stock on December 31, 2015.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2015

/s/ Ashok G. Nigalaye
ASKOK G. NIGALAYE

/s/ Jeenarine Narine
JEENARINE NARINE

/s/ Ram Potti
RAM POTTI

EPIC PHARMA, LLC

By:	/s/ Ashok G. Nigalaye
Name:	Ashok G. Nigalaye
Title:	Chairman & CEO

EPIC INVESTMENTS, LLC

By:	/s/ Ashok G. Nigalaye
Name:	Ashok G. Nigalaye
Title:	Managing Member